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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                   SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                       International Aluminum Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                       Common Stock $1.00 per value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   458884103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Richard A. Roman
                         Columbia Ventures Corporation
                          1220 Main Street, Suite 200
                              Vancouver, WA 98660
                                 (360) 693-1336
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 21, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.


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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 458884103
         ----------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             Kenneth D. Peterson, Jr.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group (See Instructions)             (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions) PF

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization   United States

-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting
 Beneficially Owned                 Power              41,800
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power              313,200
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power              41,800
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power              313,200
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person    355,000

-------------------------------------------------------------------------------

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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)       8.4

-------------------------------------------------------------------------------
(14) Type of Reporting Person*

           IN

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CUSIP No. 458884103
         ----------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             Columbia Ventures Corporation           91-1427151
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group (See Instructions)             (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions) WC

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization   WA

-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting
 Beneficially Owned                 Power              0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power              313,200
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power              0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power              313,200
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person    313,200

-------------------------------------------------------------------------------


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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)       7.4

-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

           CO

-------------------------------------------------------------------------------

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     This Amendment No. 1 ("Amendment No. 1") amends the Statement on Schedule
13D (the "Schedule 13D") filed on June 15, 2000 by Columbia Ventures Corporation and Kenneth D. Peterson, Jr. with respect to the common stock, par value $1.00 per share (the "Common Stock") of International Aluminum Corporation (the "Company" or the "Issuer"). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Between June 7, 2000 and September 26, 2000, Columbia Ventures acquired a total of 43,000 shares of Common Stock in open market transactions with brokers at prices ranging from $17.25 to $18.00 per share for an aggregate of $770,800. Funds used to effect these purchases were obtained from the working capital of Columbia Ventures.

ITEM 4.  PURPOSE OF TRANSACTION

     Item 4 of the Schedule 13D is amended and supplemented by adding the following information:

     On June 15, 2000, the Reporting Persons submitted a proposal to the Issuer's Board of Directors (the "Board") for a negotiated transaction pursuant to which Columbia Ventures would acquire all of the outstanding shares of common stock of the Issuer at a price of $18.25 per share in cash. On June 16, 2000, the Issuer publicly announced that the Board had rejected the Reporting Persons' proposal. In July 2000, Mr. Peterson contacted the Issuer's Chairman and Chief Executive Officer, Mr. Vanderstar, and suggested that the Board consider appointing Mr. Peterson to the Board to fill a vacancy created by the resignation of one of the members of the Board. Mr. Peterson was subsequently advised by Mr. Vanderstar that Mr. Peterson would not be appointed to fill the vacancy on the Board. The Reporting Person will continue to evaluate possible alternatives with respect to the Issuer as described in Item 4 of the Schedule 13D.

ITEM 5.  INTEREST AND SECURITIES OF THE ISSUER

(a) Based upon an aggregate of 4,244,794 shares of Common Stock outstanding, as set forth in the Issuer's Annual Report on Form 10-K for the year ended June 30, 2000, as of September 26, 2000:

         (i) Columbia Ventures beneficially owns 313,200 shares of Common Stock, constituting approximately 7.4 percent of the shares outstanding.

         (ii) Mr. Peterson owns directly 41,800 shares of Common Stock, constituting approximately 1.0 percent of the shares outstanding. By reason of his position as the sole shareholder of Columbia Ventures, under the provisions of Rule 13d-3, Mr. Peterson may be deemed to beneficially own the 313,200 shares of Common Stock owned by Columbia Ventures, or an aggregate of 355,000 shares of Common Stock, constituting approximately 8.4 percent of the shares outstanding.

(b) The Reporting Persons each have the respective power to dispose of and vote the shares of Common Stock directly owned by them. With respect to Columbia Ventures, this power may be exercised by its Chief Executive Officer and sole Director, Mr. Peterson.

(c) During the 60 days prior to September 26, 2000, Mr. Peterson did not effect any transactions in the Common Stock.


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         During the 60 days prior to September 26, 2000, Columbia Ventures effected the following transactions in the Common Stock in open market transactions with brokers:


Date                       Number of Shares Purchased                  Price Per Share
----                       ---------------------------                 ---------------
8/4/00                                 2,000                                $17.8125
8/4/00                                20,500                                $17.875
8/8/00                                13,600                                $18.00
8/10/00                                  200                                $18.00
8/22/00                                5,700                                $18.00
9/21/00                                1,000                                $17.25

(d)      Not applicable.

(e)      Not applicable.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    September 25, 2000

                                    /s/ Kenneth D. Peterson, Jr.
                                    ---------------------------------
                                    Kenneth D. Peterson, Jr.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    September 25, 2000

                                    Columbia Ventures Corporation

                                    By:   /s/ Kenneth D. Peterson, Jr.
                                          -------------------------------
                                    Name: Kenneth D. Peterson, Jr.
                                    Its:  Chief Executive Officer